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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Datakey, Inc.

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

7237909 10 6

(Cusip Number)

Anthony A. Caputo
Chairman and Chief Executive Officer
SafeNet, Inc.
4690 Millennium Drive
Belcamp, Maryland 21017
(443) 327-1200

Copies to:

Elizabeth R. Hughes
Venable LLP
Suite 1800
2 Hopkins Plaza
Baltimore, Maryland 21201
(410) 224-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7237909 10 6			Page 2

1.	Name of Reporting Person: SafeNet, Inc.		I.R.S. Identification Nos. of above persons (entities only): 52-1287752

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 7237909 10 6	Page 3

Item 1. Security and Issuer.

This statement (this “Statement”) constitutes Amendment No. 2 to the Statement on Schedule 13D filed by SafeNet, Inc., a Delaware corporation (“SafeNet”), for and on behalf of itself and Snowflake Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of SafeNet (“Merger Sub”) on September 20, 2004, and amended on October 29, 2004 (collectively, the “Original Statement”), and relates to the common stock, par value $0.05 per share (“Common Stock”), of Datakey, Inc., a Minnesota corporation (“Datakey” or the “Issuer”). The principal executive offices of the Issuer are located at 407 West Travelers Trail, Burnsville, Minnesota, 55337. Any capitalized term used in this Statement without definition has the meaning attributed to such term in the Original Statement.

Item 2. Identity and Background.

No changes from the Original Statement.

Item 3. Source and Amount of Funds or Other Consideration.

No changes from the Original Statement.

Item 4. Purpose of Transaction.

No changes from the Original Statement.

Item 5. Interest in Securities of the Issuer.

Subsections (a)-(b) of Item 5 are hereby amended and supplemented by adding the following immediately after the final paragraph thereof:

On December 15, 2004, pursuant to the Merger Agreement, Merger Sub merged with and into Datakey with Datakey continuing as the Surviving Corporation in the Merger. As of the Effective Time of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Datakey as treasury stock, or owned by SafeNet, Merger Sub or any of SafeNet’s other wholly-owned subsidiaries, all of which Shares were cancelled and retired and ceased to exist, and other than Shares that were held by shareholders of Datakey, if any, who properly exercised their dissenters’ rights under the MBCA and perfected such rights), was automatically converted into the right to receive $0.65 in cash, without interest. Additionally, pursuant to the Merger Agreement, each issued and outstanding share of Merger Sub common stock was converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. SafeNet, the holder of all 1,000 shares of Merger Sub common stock outstanding immediately prior to the Effective Time, thus became the owner of 1,000 shares of common stock of the Surviving Corporation as of the Effective Time, representing 100% of the issued and outstanding shares of common stock of the Surviving Corporation.

CUSIP No. 7237909 10 6	Page 4

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No changes from the Original Statement.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 7237909 10 6	Page 5

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2004	SAFENET, INC.

/s/ Anthony A. Caputo

Anthony A. Caputo Chief Executive Officer